SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                    Under the Securities Exchange Act of 1934

                                  SCHEDULE 13G


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           Greg Manning Auctions, Inc.
                           ---------------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    563823103
                                    ---------
                                 (CUSIP Number)


                                February 18, 2000
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)
         [x]  Rule 13d-1(c)
         [ ]  Rule 13d-1(d)


                                Page 1 of 6 Pages

                                  SCHEDULE 13G

CUSIP No. 563823103                                            Page 2 of 6 Pages
--------------------------------------------------------------------------------

1)         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Warren Trepp, as trustee of the Rabard Trust, dated August 25, 1989
           ###-##-####
--------------------------------------------------------------------------------
2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
3)         SEC USE ONLY

--------------------------------------------------------------------------------
4)         CITIZENSHIP OR PLACE OF ORGANIZATION
           Nevada
--------------------------------------------------------------------------------
           NUMBER                    5)      SOLE VOTING POWER
           OF                                906,573
           SHARES                -----------------------------------------------
           BENEFICIALLY              6)      SHARED VOTING POWER
           OWNED BY                          -0-
           EACH                  -----------------------------------------------
           REPORTING                 7)      SOLE DISPOSITIVE POWER
           PERSON                            906,573
           WITH                  -----------------------------------------------
                                     8)      SHARED DISPOSITIVE POWER
                                             -0-
--------------------------------------------------------------------------------
9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           906,573
--------------------------------------------------------------------------------

10)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                    [ ]
--------------------------------------------------------------------------------
11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           9.2%
--------------------------------------------------------------------------------
12)        TYPE OF REPORTING PERSON
           IN
--------------------------------------------------------------------------------

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

                                  Schedule 13G

Item 1(a).        Name of Issuer:

Greg Manning Auctions, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

775 Passaic Avenue
West Caldwell, New Jersey 07006

Item 2(a).        Name of Person Filing:

Warren Trepp, as trustee of the Rabard Trust, dated August 25, 1989

Item 2(b).        Address of Principal Business Office or, if None, Residence:

590 Lakeshore Blvd
Incline Village, NV 89451

Item 2(c).        Citizenship:

Nevada

Item 2(d).        Title of Class of Securities:

Common Stock

Item 2(e).        CUSIP Number:

563823103

Item 3. If this statement is filed pursuant toss.ss.240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

                  (a) [ ] Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

                  (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

                  (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

                  (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

                  (e) [ ]    Investment   Adviser   in   accordance   with   ss.
                             240.13d-1(b)(1)(ii)(E)

                  (f) [ ]    Employee   benefit  plan  or   endowment   fund  in
                             accordance with ss. 240.13d-1(b)(1)(ii)(F)

                  (g) [ ]    Parent   Holding   Company  or  control  person  in
                             accordance with ss.240.13d-1(b)(ii)(G)

                  (h) [ ] Savings Association as defined in ss.3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

                  (i) [ ] Church plan that is excluded from the definition of an investment company under ss.3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

                  (j) [ ]    Group, in accordance with ss.240.13d-1(b)(ii)(J)

Item 4.           Ownership.

                  (a)      Amount beneficially owned:   906,573

                  (b)      Percent of class:   9.2%

                  (c) Number of shares as to which such person has:

                           (i)      Sole power to vote or to direct the vote:
                                    906,573

                           (ii)     Shared power to vote or to direct the vote:
                                    None

                           (iii) Sole power to dispose or to direct the disposition of: 906,573

                           (iv) Shared power to dispose or to direct the disposition of: None

Item 5.           Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.           Identification and Classification of Members of the Group.

Not Applicable.

Item 9.           Notice of Dissolution of Group.

Not Applicable.

Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE


             After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                   February 18, 2000
                                   -----------------
                                        Date


                                   /s/ Warren Trepp
                                   ----------------
                                   Warren Trepp
                                   Trustee of the Rabard Trust, dated
                                   August 25, 1989


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